[Oppenheimer Wolff & Donnelly LLP Letterhead]
August 3, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Jay Mumford
Senior Attorney
Mail Stop 3030

Re:	ev3 Inc.
Registration Statement of Form S-3
Filed June 26, 2009
File No. 333-160265
Dear Mr. Mumford:
We are responding on behalf of ev3 Inc., a Delaware corporation, to your letter, dated July 23, 2009, to Mr. Kevin M. Klemz, Senior Vice President, Secretary and Chief Legal Officer of ev3, regarding ev3’s registration statement on Form S-3 filed on June 26, 2009 (File No. 333-160265).
For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter. ev3’s responses are provided below each comment.
1.	Comment: Please ensure that you have resolved the comments contained in our letter dated July 23, 2009 on your Form 10-K for the year ended December 31, 2008 and Form 8-K filed June 23, 2009 prior to requesting acceleration of your registration statement on Form S-3.

Response: ev3 acknowledges your comment and will resolve the comments contained in your letter dated July 23, 2009 on ev3’s Form 10-K for the year ended December 31, 2008 and Form 8-K filed June 23, 2009 prior to requesting acceleration of its registration statement on Form S-3. ev3 has responded to such letter simultaneously herewith.

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2009

2.	Comment: We note your pending application for confidential treatment. Please ensure that any comments are resolved and your application is complete before you request acceleration of the effective date of your registration statement on Form S-3.

Response: ev3 acknowledges your comment and will ensure that any comments on its pending application for confidential treatment are resolved and that such application is complete before it requests acceleration of the effective date of its registration statement on Form S-3.
* * * * *
After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7287 if you have any further questions or comments concerning ev3’s responses.
Sincerely:
/s/ Amy E. Culbert
Amy E. Culbert
cc: Kevin M. Klemz, Senior Vice President, Secretary and Chief Legal Officer of ev3 Inc.